July 5, 2016

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE

Washington, D.C.20549

Attention: Martin James

Re:	Pioneer Power Solutions, Inc. Form 10-K for Fiscal Year ended December 31, 2015 Filed March 31, 2016
Form 10-Q for the Quarterly Period ended March 31, 2016 Filed May 13, 2016 File No. 001-35212

Ladies and Gentlemen:

Reference is made to the letter dated June 21, 2016 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended December 31, 2015 and the Form 10-Q for the quarterly period ended March 31, 2016 filed by Pioneer Power Solutions, Inc. (the “Company”). Please see the Company’s responses to the Comment Letter below. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Form 10-K for the Fiscal Year ended December 31, 2015

Item 8.Financial Statements

Consolidated Statements of Operations, page 39

1.	Please revise future filings to separately state the amount of your goodwill impairment losses consistent with ASC 350-20-45-2.

Response:

The Company notes the Staff’s comment and will separately state the amount of goodwill impairment losses in future filings consistent with ASC 350-20-45-2.

Note 8. Goodwill and Other Intangible Assets, page 55

2.	In future filings, please disclose both the gross amount and accumulated impairment losses of goodwill as of the beginning and end of the period. Refer to ASC 350-20-50-1.

Response:

The Company notes the Staff’s comment and will include in future filings both the gross amount and accumulated impairment losses of goodwill as of the beginning and end of the period.

Note 16. Business Segment, Geographic and Customer Information, page 67

3.	We note that you currently include your reconciling items within a single amount labeled ‘General Corporate.’ In future filings please separately identify and describe any significant reconciling items included in this amount as required by ASC 280-10-50-31.

Response:

The Company notes the Staff’s comment. Amounts labeled “General Corporate” are expenses related to the Company’s principal executive offices, and are not allocated to the Company’s reportable segments: T&D Solutions and Critical Power Solutions. In future filings, the Company will label these amounts “Unallocated Corporate Overhead Expenses”, and will separately identify and describe any significant reconciling items included in this amount as required by ASC 280-10-50-31.

4.	With respect to your disclosures about major customers under ASC 280-10-50-42, it is not clear whether the amounts shown reflect the same or different customers in each period. Please revise future filings to show the amount for each customer for each period shown.

Response:

The Company notes the Staff’s comment and will revise its disclosures about major customers under ASC 280-10-50-42 in future filings to show the amount for each customer for each period shown.

5.	In future filings please disclose revenues from external customers for each product or service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, you should disclose that fact. Refer to ASC 280-10-50-40.

Response:

The Company notes the Staff’s comment and in future filings will disclose revenues from external customers for various types of transformers and switchgears in the T&D Solutions segment and for power generation equipment and service in Critical Power Solutions segment in a manner consistent with the disclosure provided within Item 7 - Management’s Discussions and Analysis of Financial Condition and Results of Operations on page 28.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 71

6.	We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings to identify the framework used.

Response:

The Company used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013) to perform the assessment in Management’s Report on Internal Control over Financial Reporting. The Company will revise the report in future filings to identify the framework used.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 4. Controls and Procedures, page 27

7.	We note that you refer to your assessment of disclosure controls and procedures as of December 31, 2015. Consistent with Item 4 of Form 10-Q and Item 307 of Regulation S-K, please amend the filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., March 31, 2016.

Response:

A proposed amendment to the Form 10-Q that discloses the conclusions of the Company’s principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the report, consistent with Item 4 of Form 10-Q and Item 307 of Regulation S-K, is attached to this letter in Appendix 1.

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to Rick A. Werner, Esq., Haynes and Boone, LLP at (212) 659-4974 or at Rick.Werner@haynesboone.com.

Very truly yours,

/s/ Thomas Klink
Thomas Klink, Chief Financial Officer

cc: Rick Werner, Esq.

APPENDIX 1.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

(Amendment No. 1)

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: March 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-35212

PIONEER POWER SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	27-1347616
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

400 Kelby Street, 12th Floor

Fort Lee, New Jersey 07024

(Address of principal executive offices)

(Zip Code)

(212) 867-0700

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares outstanding of the registrant’s Common Stock, $0.001 par value, as of May 13, 2016 was 8,699,712.

EXPLANATORY NOTE

Pioneer Power Solutions, Inc. (the “Company,” “we,” “us,” or “our”) is filing this Amendment No. 1 on Form 10-Q/A (this “Amendment”) to its quarterly report on Form 10-Q for the quarterly period ended March 31, 2016, which was originally filed on May 13, 2016 (the “Original Form 10-Q Filing”), to amend Item 4 in Part I, “Controls and Procedures—Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures”, to disclose the conclusions of the Company’s principal executive and principal officers regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report.

In accordance with Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), we have set forth the complete text of Item 4, which shall amend and restate Item 4 in the Original Form 10-Q Filing in its entirety. We are also including with this Amendment the complete text of Item 6 of the Original Filing as amended. Except as described above, no other changes have been made to the Original Form 10-Q Filing. This Form 10-Q/A speaks as of the filing date of the Original Form 10-Q Filing and has not been updated to reflect events occurring subsequent to the date of the Original Form 10-Q Filing. Accordingly, this Form 10-Q/A should be read in conjunction with the Original Form 10-Q Filing and our other filings with the SEC subsequent to the filing of the Original Form 10-Q Filing. As required by Rule 12b-15 promulgated under the Exchange Act, new certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment.

PART I – FINANCIAL INFORMATION

ITEM 4. CONTROLS AND PROCEDURES

Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The matters that management identified in our Annual Report on Form 10-K for the year ended December 31, 2015, continued to exist and were still considered material weaknesses in our internal control over financial reporting at March 31, 2016.

We conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15e and 15d-15e of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2016, the end of the period covered by this Quarterly Report on Form 10-Q. The Disclosure Controls evaluation was done under the supervision and with the participation of management, including our chief executive officer and chief financial officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. As of March 31, 2016, based on the evaluation of these disclosure controls and procedures, and in light of the material weaknesses found in our internal controls over financial reporting, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were not effective.

Remediation Plan

As of March 31, 2016, there were control deficiencies which constituted material weaknesses in our internal control over financial reporting. Management has taken, and is taking steps to strengthen our internal control over financial reporting. Specifically:

  We have contracted with a third party to process our payroll, prepare all payroll reports and timely remit payroll taxes to the appropriate tax authorities.
  We have approved a plan that provides for the recruitment of new senior personnel at our reporting unit locations, as well as additional training for existing accounting staff as it relates to our financial reporting requirements.
  Members of management and the accounting staff have and will receive additional training related to policies, procedures and internal controls, including Pioneer’s policies regarding monthly reconciliations and supervisory review procedures for all significant accounts.
  Additional training has and will be provided to financial and non-financial personnel related to the ERP business system that was implemented at Bemag Transformer and Pioneer Critical Power to foster utilization of tools available for timely review of production runs and projects in progress.
  Our corporate accounting group, assisted by an independent consulting firm that has been engaged, will review and assess progress on the remediation plan noted above.

While we have taken certain actions to address the material weaknesses identified, additional measures may be necessary as we work to improve the overall effectiveness of our internal controls over financial reporting. Through the actions in the remediation plan reported in our Annual Report on Form 10-K for the year ended December 31, 2015, and new actions which have since been initiated, we believe that we are addressing the deficiencies that affected our internal control over financial reporting for the year then ended. The new actions initiated are a component part of our restructuring and integration plan, designed to reduce the number of our production facilities from six locations to three. As a result, the controls and procedures which were previously identified as ineffective at our Bemag Transformer and Pioneer Critical Power reporting units will become inapplicable, as performance of their relevant business activities is transferred to other Pioneer locations having suitable entity-level controls and financial closing and reporting processes. Until the remediation plan is fully implemented and operating for a sufficient period of time, we will not be able to conclude that the material weaknesses have been remediated. We will continue to monitor and assess our remediation activities to address the material weaknesses discussed above through remediation as soon as practicable.

Changes in Internal Control over Financial Reporting

Other than changes that have been enacted pursuant to our remediation plan, there were no changes in our internal control over financial reporting during the quarter ended March 31, 2016 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 6. EXHIBITS

See the Exhibit Index following the signature page to this Quarterly Report on Form 10-Q/A for a list of exhibits filed or furnished with this report, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PIONEER POWER SOLUTIONS, INC.

Date: July [__], 2016
Nathan J. Mazurek
Chief Executive Officer

Date: July [__], 2016
Thomas Klink Chief Financial Officer (Principal Financial Officer duly authorized to sign on behalf of Registrant)

EXHIBIT INDEX

Exhibit No.	Description

3.1	Composite Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to Amendment No. 4 to the Registration Statement on Form S-1 of Pioneer Power Solutions, Inc. filed with the Securities and Exchange Commission on June 21, 2011).

3.2	Bylaws (Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Pioneer Power Solutions, Inc. filed with the Securities and Exchange Commission on December 2, 2009).

10.1	Amended and Restated Credit Agreement, dated as of April 29, 2016, by and among Pioneer Power Solutions, Inc., the guarantors from time to time party thereto and Bank of Montreal, Chicago Branch, as lender (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Pioneer Power Solutions, Inc. filed with the Securities and Exchange Commission on May 4, 2016).

10.2	Amended and Restated Credit Agreement, dated as of April 29, 2016, by and among Pioneer Electrogroup Canada, Inc., the guarantors from time to time party thereto and Bank of Montreal, as lender (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Pioneer Power Solutions, Inc. filed with the Securities and Exchange Commission on May 4, 2016).

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101**	The following materials from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, formatted in XBRL (eXtensible Business Reporting Language), (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Cash Flows and (v) Notes to the Consolidated Financial Statements.

_______________

* Filed herewith.

** Exhibits were previously filed with the Form 10-Q of Pioneer Power Solutions, Inc. for the quarterly period ended March 31, 2016, filed with the Securities and Exchange Commission on May 13, 2016.

EXHIBIT 31.1

CERTIFICATION

I, Nathan J. Mazurek, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Pioneer Power Solutions, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and;

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: July [__], 2016	/s/ Nathan J. Mazurek
Nathan J. Mazurek
President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer duly authorized to sign on behalf of Registrant)

EXHIBIT 31.2

CERTIFICATION

I, Thomas Klink, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Pioneer Power Solutions, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and;

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: July [__], 2016	/s/ Thomas Klink
Thomas Klink
Chief Financial Officer (Principal Financial Officer duly authorized to sign on behalf of Registrant)

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) and accompanies the Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended March 31, 2016 of Pioneer Power Solutions, Inc. (the “Company”). I, Nathan J. Mazurek, the Chief Executive Officer of the Company, certify that, based on my knowledge:

(1)	The Form 10-Q fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in this report.

Date: July [__], 2016	By:	/s/ Nathan J. Mazurek
	Name:	Nathan J. Mazurek
	Title:	Chief Executive Officer

The foregoing certification is being furnished as an exhibit to the Form 10-Q pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-Q for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) and accompanies the Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended March 31, 2016 of Pioneer Power Solutions, Inc. (the “Company”). I, Thomas Klink, the Chief Financial Officer of the Company, certify that, based on my knowledge:

(1)	The Form 10-Q fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in this report.

Date: July [__], 2016	By:	/s/ Thomas Klink
	Name:	Thomas Klink
	Title:	Chief Financial Officer

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-Q for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.